



16012935

EDSTATES
XCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 02 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 N. Camden Drive, 4th floor
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, STE 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor M. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Capital Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC A. OLIVER
COMM # 2023044
LOS ANGELES COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
MAY 03, 2017

Signature

Chairman/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 29, 2016 before me, Marc A. Oliver,
Date / Name and Title of Officer (e.g., "Jane Doe, Notary Public")
personally appeared Trevor Saliba,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

MARC A. OLIVER
COMM # 2023044
LOS ANGELES COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
MAY 03, 2017

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Documents

Document Date: February 29, 2016 Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: Trevor Saliba

☐ Individual
☑ Corporate Officer — Title(s): CEO
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: NMS Capital Advisors

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

© 1999 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.nationalnotary.org Prod. No. 5907 Reorder: Call Toll-Free 1-800-876-6827

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
NMS Capital Advisors, LLC
433 North Camden
Beverly Hills, CA 90210

Report on the Financial Statements

I have audited the accompanying statement of financial condition of NMS Capital Advisors, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of NMS Capital Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Advisors, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of NMS Capital Advisors, LLC financial statements. Supplemental Information is the responsibility of NMS Capital Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation,

including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 26, 2016

NMS CAPITAL ADVISORS, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

DECEMBER 31, 2015

NMS Capital Advisors, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	219,948
Accounts receivable		209,861
Deposit with clearing firm		25,000
Securities owned, at fair value		820
Total assets	$	455,629

Liabilities and Member's Equity

Liabilities:		
Commissions payable	$	32,749
Accounts payable and accrued expenses		169,723
Total liabilities		202,472
Member's Equity		253,157
Total liabilities and member's equity	$	455,629

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Operations

Year Ended December 31, 2015

Gross Revenue	$ 4,127,828
Expenses	
Management fees	407,500
Commissions, finders fees, brokerage, and regulatory fees	1,621,656
Professional fees	9,000
Office and communications	3,537
Occupancy	6,000
Compensation and benefits	1,844,510
Other	36,837
	3,929,040
Net income	$ 198,788

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2015

		Member's Equity
Balance at January 1, 2015	$	54,369
Net income		198,788
Balance at December 31, 2015	$	253,157

See accompanying notes.

NMS Capital Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	198,788
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(208,108)
Deposit with clearing firm		(25,000)
Securities owned, at fair value		3,700
Increase (decrease) in operating liabilities:		
Commissions payable		(1,417)
Accounts payable and accrued expenses		155,349
Net cash (provided by) operating activities		123,312
Net increase in cash		123,312
Cash at beginning of year		96,636
Cash at end of year	$	219,948

See accompanying notes.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

NMS Capital Advisors, LLC is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a wholly-owned subsidiary of NMS FIN Holdings, LLC.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2012.

NOTE C – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2015 include investments as follows:

	Level 1
Common stock	$ 820

The Company has no level 2 or level 3 investments.

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $43,173 and exceeded the minimum net capital requirement by $29,675. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 4.69 to 1.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE F – Possession or control requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE G – SIPC reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE H – Related party transactions

During the year ended December 31, 2015, the Company paid management fees of $407,500 to NMS Capital Group. These payments were in some cases reimbursement of expenses and salaries paid as well as general management fees paid.

At December 31, 2015, these were no amounts due to NMS Capital Group for management fees.

In addition, the Company is being charged rent for office premises by NMS Capital Group at the rate of $500 per month. Rent expense was $6,000 for the year ended December 31, 2015.

At December 31, 2015, there was $6,000 owed to NMS Capital Group which is recorded in accounts payable.

NOTE I - Subsequent event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

NMS Capital Advisors, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total member's equity		$ 253,157
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for net capital		253,157
Deductions and /or charges: Nonallowable assets: Other - accounts receivable	$ 209,861	(209,861)
Net capital before haircuts on securities positions		43,296
Haircuts on securities: Trading and investment securities: Other securities	$ 123	(123)
Net capital		$ 43,173
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		13,498
Net capital in excess of net capital requirement		$ 29,675
Computation of aggregate Indebtedness		
Aggregate indebtedness		$ 202,472
Ratio of aggregate indebtedness to net capital		% 469

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.

NMS Capital Advisors, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

NMS Capital Advisors, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

NMS Capital Advisors, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
NMS Capital Advisors, LLC
433 North Camden Drive,
4th Floor
Beverly Hills, CA 90210

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by NMS Capital Advisors, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating NMS Capital Advisors, LLC, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). NMS Capital Advisors, LLC.'s management is responsible for NMS Capital Advisors, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $7,945.00.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, NMS Capital Advisors, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 26, 2016



February 26, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that NMS Capital Advisers, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. NMS Capital Advisers, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis. NMS Capital Advisers, LLC's past business has been of similar nature and has complied to this exemption since its inception, (date).

(Name), the president of NMS Capital Advisers, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected NMS Capital Advisers, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

NMS Capital Advisers, LLC

Stacey Lynn Lavender
EVP, Chief Compliance Officer

433 North Camden Drive
4th Floor
Beverly Hills, CA 90210

Tel (800) 716-2080
Fax (310) 279-5155

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 26, 2016

Board of Directors
NMS Capital Advisors, LLC
433 North Camden Drive,
4th Floor
Beverly Hills, CA 90210

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) NMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) NMS Capital Advisors, LLC stated that NMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NMS Capital Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NMS Capital Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA